APPENDIX C TO NATIONAL INSTRUMENT 41-101

GENERAL PROSPECTUS REQUIREMENTS

NON-ISSUER FORM OF SUBMISSION TO

JURISDICTION AND APPOINTMENT OF

AGENT FOR SERVICE OF PROCESS

1. Name of issuer (the "Issuer"):

Peak Fintech Group Inc.

2. Jurisdiction of incorporation, or equivalent, of Issuer:

Canada

3. Address of principal place of business of Issuer:

550 Sherbrooke West, West Tower, Suite 265, Montreal, Quebec H3A 1B9

4. Description of securities (the "Securities"):

Units

5. Date of the prospectus (the "Prospectus") under which the Securities are offered:

June 22, 2021

6. Name of person filing this form (the "Filing Person"):

John Roumeliotis

7. Filing Person's relationship to Issuer:

Director of Operations

8. Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:

China

9. Address of principal place of business of Filing Person:

Jiangsu Province, Wuxi city, New District, Changjiang rd. No. 28 Vanke East County 75, Apartment 303. Zip 214028

10. Name of agent for service of process (the "Agent"):

Peak Fintech Group Inc.

11. Address for service of process of Agent in Canada (the address may be anywhere in Canada):

550 Sherbrooke West, West Tower, Suite 265, Montréal, QC H3A 1B9

12. The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

a. the judicial, quasi-judicial and administrative tribunals of each of the provinces [and territories] of Canada in which the securities are distributed under the Prospectus; and

b. any administrative proceeding in any such province [or territory],

in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14. Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15. Until six years after completion of the distribution of the Securities under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16. This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of Quebec.

Dated:	June 22, 2021	(signed) "John Roumeliotis"
Signature of Filing Person

John Roumeliotis
Print name of person signing and, if the Filing
Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of John Roumeliotis under the terms and conditions of the appointment of agent for service of process stated above.

Dated:	June 22, 2021	(signed) "Johnson Joseph"
Signature of Filing Person

Johnson Joseph, President
Print name of person signing and, if Agent is not an individual, the title of the person